OSTIN TECHNOLOGY GROUP CO., LTD.
BUILDING 2, 101
1 KECHUANG ROAD
QIXIA DISTRICT, NANJING
JIANGSU PROVINCE, CHINA
210046

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V70931-S12816

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

OSTIN TECHNOLOGY GROUP CO., LTD.

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. The Company shall increase its authorized capital to US$10,000,000 (the “Increase of Share Capital”) divided into (i) 9,982,000,000 class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”), (ii) 16,000,000 class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”), and (iii) 2,000,000 preference shares of a par value of US$0.001 each (the “Preference Shares”);	☐	☐	☐
2. Subject to and conditional upon the passing of proposal above, by a special resolution, (i) to adopt the forth amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the proxy statement as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company in its entirety with immediate effect; and (ii) to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Forth Amended and Restated Memorandum and Articles of Association.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:

The Proxy Statement is available at www.proxyvote.com.

V70932-S12816

OSTIN TECHNOLOGY GROUP CO., LTD.
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
April 30, 2025, at 10:00 A.M., Beijing Time
(April 29, 2025 at 9:00 P.M., Eastern Time),
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Tao Ling, as proxy with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of Class A and Class B ordinary shares of OSTIN TECHNOLOGY GROUP CO., LTD. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held on **April 30, 2025, at 10:00 A.M., Beijing Time (April 29, 2025 at 9:00 P.M., Eastern Time)**, at Floor 1, Building F4, 1 Zidong Road, Qixia District, Nanjing, Jiangsu Province, China, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on the reverse side